Exhibit 12

PROGRESS ENERGY CAROLINAS, INC.
EXHIBIT NO. 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS COMBINED AND RATIO OF EARNINGS TO FIXED CHARGES

(million of dollars)
Twelve Months Ended September 30	2005	2004

Earnings, as defined:
Income before cumulative effect of change in accounting principles	$441	$509
Fixed charges, as below	217	205
Income taxes, as below	199	252

Total earnings, as defined	$857	$966

Fixed Charges, as defined:
Interest on long-term debt	$187	$186
Other interest	25	13
Imputed interest factor in rentals – charged principally to operating expenses	6	7

Total fixed charges, as defined	$218	$206

Preferred dividends, as defined	$4	$4

Total fixed charges and preferred dividends combined	$222	$210

Income Taxes:
Income tax expense	$204	$251
Included in AFUDC – deferred taxes in book depreciation	(5)	(5)

Total income taxes	$199	$252

Ratio of Earnings to Fixed Charges	3.93	4.69

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.86	4.60

(million of dollars)

Years Ended December 31	2004	2003	2002	2001	2000

Earnings, as defined:
Income before cumulative effect of change in accounting principles	$461	$505	$431	$364	$461
Fixed charges, as below	202	205	224	264	246
Income taxes, as below	234	233	199	215	282

Total earnings, as defined	$897	$943	$854	$843	$989

Fixed Charges, as defined:
Interest on long-term debt	$183	$187	$205	$246	$224
Other interest	12	11	12	11	17
Imputed interest factor in rentals – charged principally to operating expenses	7	7	7	7	5

Total fixed charges, as defined	$202	$205	$224	$264	$246

Preferred dividends, as defined	$5	$4	$4	$5	$5

Total fixed charges and preferred dividends combined	$207	$209	$228	$269	$251

Income Taxes:
Income tax expense	$239	$241	$207	$223	$290
Included in AFUDC – deferred taxes in book depreciation	(5)	(8)	(8)	(8)	(8)

Total income taxes	$234	$233	$199	$215	$282

Ratio of Earnings to Fixed Charges	4.44	4.60	3.81	3.19	4.02

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.33	4.51	3.75	3.13	3.94